SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.11)*
BRIGHAM EXPLORATION COMPANY
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109178 10 3
(CUSIP Number)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No.	109178 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ben M. Brigham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		1,411,195

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,188(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,411,195

WITH	8	SHARED DISPOSITIVE POWER

		239,188(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	2,875,748(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.5%(2)

12	TYPE OF REPORTING PERSON

	IN
(1) Of the 2,875,748 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,153,195 shares are owned by Ben M. Brigham, 8,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 975,365 shares are owned by Anne L. Brigham, 250,000 shares are owned by Ben M. Brigham Grat u/a November 26, 2008 Trust (of which he is the trustee), 250,000 shares are owned by the Anne L. Brigham Grat u/a November 26, 2008 Trust (of which she is the trustee), 6,882 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees), 4,406 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees), 80,400 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham’s five children, and 147,500 shares are owned by the 2005 Brigham Family Revocable Trust (of which Anne and Ben Brigham are the trustees).
(2) Based on 82,957,972 shares of Common Stock outstanding as of August 3, 2009.

Page 2 of 8 pages

Schedule 13G/A

CUSIP No.	109178 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Anne L. Brigham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		1,225,365

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		239,188 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,225,365

WITH	8	SHARED DISPOSITIVE POWER

		239,188(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,875,748 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Of the 2,875,748 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,153,195 shares are owned by Ben M. Brigham, 8,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 975,365 shares are owned by Anne L. Brigham, 250,000 shares are owned by Ben M. Brigham Grat u/a November 26, 2008 Trust (of which he is the trustee), 250,000 shares are owned by the Anne L. Brigham Grat u/a November 26, 2008 Trust (of which she is the trustee), 6,882 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees), 4,406 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees), 80,400 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham’s five children, and 147,500 shares are owned by the 2005 Brigham Family Revocable Trust (of which Anne and Ben Brigham are the trustees).
(2) Based on 82,957,972 shares of Common Stock outstanding as of August 3, 2009.

Page 3 of 8 pages

Item 1.
(a)	Name of Issuer: Brigham Exploration Company

(b)	Address of Issuer’s Principal Executive Offices: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730
Item 2.
(a)	Name of Persons Filing: Anne L. Brigham and Ben M. Brigham

(b)	Address of Principal Business Office: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

(e)	CUSIP Number: 109178 10 3
Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 4 of 8 Pages

(j)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 240.13d-1(c), check this box. G
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,875,748

(b)	Percent of class: 3.5%

(c)	Power to vote or direct the vote and dispose or to direct the disposition of the securities:
Ben M. Brigham and Anne L. Brigham have the sole power to vote or direct the vote and dispose or to direct the disposition of 1,411,195 and 1,225,365 shares of Common Stock, respectively. Ben M. Brigham and Anne L. Brigham have shared power to vote or direct the disposition of 239,188 shares of Common Stock, respectively.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     Not applicable.

Page 5 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2009	/s/ Ben M. Brigham Ben M. Brigham

Date: August 31, 2009	/s/ Anne L. Brigham Anne L. Brigham

Page 6 of 8 Pages

EXHIBIT INDEX
EXHIBIT
1.	Joint Filing Agreement

Page 7 of 8 Pages